Norske Skog

RECEIVED

2008 JUL -8 A 9:21

ICE OF INTERNATIONAL CORPORATE FINANCE

FILE No.: 82-5226

Skogn, 02 July 2008

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
USA

[redacted]

08003665

Attention: Office of International Corporate Finance

SUPPL

Re: Rule 12g3-2(b) submission by Norske Skogindustrier ASA

Ladies and Gentlemen:

I refer to the above referenced exemption pursuant to Rule 12g3-2(b) (the "*Rule*") under the Securities Exchange Act of 1934, as amended (the "Act"), granted previously to Norske Skogindustrier ASA.

I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act the following materials:

(1) *Presentation material; Deutsche Bank Credit Conference, London, held by VP Investor Relations Jarle Langfjœran, published 12 June 2008*

(2) *Press release; Financial calendar 2009, published 17 June, 2008.*

(3) *Press release; Norske Skog divests its Korean operations for NOK 4.3 billion, published 23 June, 2008.*

(4) *Press release; Mandatory notification of trade, published 2 July, 2008*

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,
Norske Skogindustrier ASA

Oddrunn Ringstad

Oddrunn Ringstad

PROCESSED
JUL 10 2008
THOMSON REUTERS

7/9

Norske Skogindustrier ASA

7620 Skogn
Telefon: 74 08 70 00
Telefaks 74 08 71 00
Foretaksregisteret:
NO 911 750 961 MVA

N-7620 Skogn, Norway
Telephone: +47 74 08 70 00
Telefax: +47 74 08 71 00
Register of business enterprises:
NO 911 750 961 VAT


Future on Paper

Deutsche Bank Credit Conference
London, June 12, 2008

Jarle Langfjaran, VP Investor Relations

Norske Skog

Content

- General information
- Market update
- Costs
- Actions
- A new mindset


Future on Paper

Norske Skog in brief

Norske Skog

Norske Skog Headlines

- **World's second largest producer of newsprint, fourth largest of magazine paper:**
  - 18 mills in 13 countries
  - Capacity based on ownership: 6.5 mill tonnes, before closures in 2008; 6 mill tonnes after closures
  - Revenue (2007) ~ NOK 27.1 billion
- **Listed on Oslo Stock Exchange**
  - Good liquidity in the shares
  - 40 % foreign ownership


O DIA
Argos extra
33% more products

Norske Skog

Paper & Board Production – 2007 (E)

Worldwide total 383 m tonnes - Newsprint 39 m tonnes


Tissue
7%
Other
3%
Newsprint
10%
P&W
31%
Packaging
49%


N. America
27%
Asia
36%
Africa
1%
L. America
5%
Australasia
1%
Europe
30%

Norske Skog

Source: RISI Industry Statistics Database & RISI World Graphic Paper Report Nov-2007

Our Products

Newsprint

- Standard and improved grades for daily newspapers, free newspapers, advertising supplements
- Second largest global producer of newsprint
- World-wide operations, ex. North America


LE FIGARO
Aftenposten
THE AUSTRALIAN
THE WALL STREET JOURNAL EUROPE
Frankfurter Allgemeine
Los Angeles Times
LA STAMPA
Union-Tribune
De Telegraaf
EL PAIS
Le Monde
Daily Telegraph
Neue Zürcher Zeitung
Register
USA TODAY
The Sydney Morning Herald
Weekend

Magazine Paper

- Magazine paper for magazines, periodicals and advertising purposes
- European operations only
- Two different grades:
  - SC - uncoated paper (supercalendered)
  - CMR - coated paper


ICON
magazine
GOOD
Home
NEUE BLATT

Norske Skog

The world of Norske Skog



Skogn
Follum
Saugbrugs
Parenco
Walsum
Golbey
Bruck
Chongwon
Jeonju
Hebei
Shanghai
Sing Buri
MNI (34%)
Albury
Boyer
Tasman
Pisa
Bio Bio

Norske Skog

Gross operating margins by region


30,0 %
25,0 %
20,0 %
15,0 %
10,0 %
5,0 %
0,0 %
12,4 %
9,3 %
25,2 %
14,7 %
10,9 %
7,0 %
20,0 %
0,7 %
5,0 %
10,2 %
Newsprint Europe
Newsprint Australasia
Newsprint Asia
Newsprint South America
Magazine Europe
Q4 07
Q1 08

Norske Skog

The debt situation

- 2008: Mainly local debt in Asia
- 2009: Mainly NOK bonds
- 2010: Bank debt, with covenants
- 2011: USD bonds
- 2017: Euro bonds
- 31.03.2008:
  - Cash & cash equivalents: NOK 2 bn
  - Undrawn credit facilities: NOK 6 bn (with covenants)
  - Gearing: 1.12; should not exceed 1.4

Debt maturity schedule, 31. 03.2008



2008
1
2009
1,5
2010
4,5
2011
3,3
2012-14
1,2
2015-16
1
2017-19
4,1
2033
1
0
1
2
3
4
5
NOK billion

Norske Skog


Future on Paper

Market update

June 2008

Norske Skog

Regional Demand 2007 & growth '07 vs. '06


16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
- 0.7%
4.4%
- 8.4%
2.4%
4.2%
- 4.5%
2.3%
13.7%
1.7%
12.9%
Europe
North America
Asia
Latin America
Australasia
Newsprint
Magazines

Sources: Cepiprint, PPPC & NSI

Newsprint includes improved grades
Magazines includes SC paper and CMR

Norske Skog

N. American Publication Paper Demand



North American Publication Paper Demand
(mill tonnes)
25
20
15
10
5
0
2000
2001
2002
2003
2004
2005
2006
2007
Other Publ. Paper
Magazine Grades
Newsprint

Source: PPPC "Supply & Demand Report April 2008"

Norske Skog

Asian Publication Paper Demand



Asian Publication Paper Demand
(mill tonnes)
25
20
15
10
5
0
2000
2001
2002
2003
2004
2005
2006
2007
Other Publ. Paper
Magazine Grades
Newsprint

Source: PPPC "Supply & Demand Report April 2008"

Norske Skog

Global market update

- Decline in newsprint demand continues in North America
- European demand levelling off
  - Price decrease on newsprint
  - Weak GBP and USD adding to the challenge
  - Capacity management is key to improve profitability
- Strong demand and significant price increases in Asia into Q2
- Magazine paper markets still tight
  - Further price increases expected in Q3



Norske Skog

Demand 2008 vs 2007

YTD April, partly based on preliminary statistics

Region/Product	Change	Comments
N. Am – Std News	- 6 %	Down, but less than 2007
Europe – Std News	- 1.9 %	
Europe – Magazine	+4.4 %	Very strong growth in E. Europe
Asia – Std News	+ 3 %	Strong growth in China and India
Australasia – Std News	-12 %	Destocking in 2008
South Am – Std News	+ 15 %	Increased consumption, but also customer stock building
World – Std News (E)	+/- 0 %	

European Reference Prices


Germany Reference Prices (RISI)
Euro/tonne
Newsprint 45gsm
SC 56gsm Roto
LWC 60gsm Offset
1000
900
800
700
600
500
400
Apr '00
Apr '01
Apr '02
Apr'03
Apr'04
Apr'05
Apr'06
Apr '07
Apr '08

Norske Skog

Newsprint Prices (Euro/t) – Germany and USA



GER SNP 45gsm
US SNP 48.8gsm
800
750
700
650
600
550
500
450
400
350
Dec-94
Dec-96
Dec-98
Dec-00
Dec-02
Dec-04
Dec-06
Dec-08

Source: RISI P&PW

Norske Skog

Main Trade Flows 2007 Standard Newsprint (comparison 2006 figures, in thousand tonnes)



W.Europe
E.Europe
N. America
Asia
L.America
Africa
Australasia
412 (441)
643 (406)
499 (464)
569 (615)
658 (487)
894 (845)
111 (118)
745 (888)
126 (87)

Source: PPPC Flash Report December 2007

Norske Skog

N. American Newsprint shipments to Europe



North American market share in Europe
NA exports to Europe
Market share in %
Tonnes (000's)
Market share (%)
250
200
150
100
50
0
8%
7%
6%
5%
4%
3%
2%
1%
0%
Q1-2004
Q2-2004
Q3-2004
Q4-2004
Q1-2005
Q2-2005
Q3-2005
Q4-2005
Q1-2006
Q2-2006
Q3-2006
Q4-2006
Q1-2007
Q2-2007
Q3-2007
Q4-2007
Q1-2008

Source: PPPC March. 2008

Norske Skog

Asia newsprint

- **Demand:**
  - YTD March '08 vs YTD March '07
    - Japan: - 0.1%
    - Non-Japan Far-East: + 4.6%
    - China: +4.0%
    - South Korea: - 6.4%
    - India: +24.6%
- **Trend**:Strong growth in demand expected to continue
- **Supply:** Significant capacity increase in China in the past, but no new projects in pipeline at present
- **Prices:** Improving strongly
  - China +10 % (Q4 2007-Q1 2008)
  - India + 7,3%
  - Hong Kong + 5 %



Asia (ex Japan) Newsprint Deliveries
('000 tonnes)
10,000
9,000
8,000
7,000
6,000
5,000
4,000
2003
2004
2005
2006
2007

Market	GSM	Currency	Q4 2007	Q1 2008
China domestic	48.8	RMB (USD)	4550 (612)	4817 (672)
S.Korea	45.0	th.KRW (USD)	608 (660)	618 (651)
India	45.0	USD	615	660
Hong Kong	48.8	USD	562	590

Source: PPPC, NSI internal

Norske Skog

China compared with Hong Kong

- Hong Kong consumption is 23 times China's per capita
- Chinese multi million cities could develop like Hong Kong
- A small increase per capita will have tremendous effect on demand
- Compelling long term potential in China:
  - Growth driven by increase in readership and GDP
  - Limited prospects for substitution by Internet due to lack of infrastructure and high costs
  - Strong growth despite restrictions on advertising and editorial writing
  - Large number of small and inefficient newsprint mills – closure of capacity will happen

Regional Per Capita Newsprint Consumption



Kilogram / Capita
50
40
30
20
10
0
46
43
38
35
35
35
34
33
30
27
26
15
4
2
1
1
Hong Kong
Sweden
Norway
UK
Canada
USA
Australia
Singapore
Japan
S Korea
Germany
Taiwan
Thailand
China
Indonesia
India

Source: PPPC, research reports.

Daily Copies Sold in the 5 Largest Markets



Copies sold M
120
100
80
60
40
20
0
100
79
70
53
22
China
India
Japan
USA
Germany

Source: World Association of Newspapers.

Norske Skog


Future on Paper

Cost distribution

Norske Skog

Total cost breakdown Norske Skog – 2007

Total cost


Distribution
10 %
Depreciation
12 %
Other cost
14 %
Labour cost
10 %
Energy
17 %
Raw materials
37 %

Raw materials


22 % (8%)
29 % (11%)
11 % (4%)
38 % (14%)
Wood
Recovered paper
Kraft pulp
Chemicals etc.

Norske Skog

Wood consumption 2007

Wood consumption ~ 6,6 mill. m3



11 %
1 %
39 %
25 %
24 %
Norway
Continental Europe
Australasia
South America
Asia



32 %
68 %
Roundwood
Chips

Norske Skog

Energy consumption by source and region

Energy consumption (excluding self generated thermal) ~ 19 Twh (= 19 billion kWh)



15 %
27 %
58 %
Electricity
Gas & Oil
Coal & Bio & Steam



18 %
24 %
21 %
6 %
31 %
Norway
Continental Europe
South America
Australasia
Asia

Norske Skog

Recovered paper prices Germany
(CEPI) 2001-Q1 2008 – Old newspapers/magazines



€/tonn
140
130
120
110
100
90
80
70
Q1_01
Q2_01
Q3_01
Q4_01
Q1_02
Q2_02
Q3_02
Q4_02
Q1_03
Q2_03
Q3_03
Q4_03
Q1_04
Q2_04
Q3_04
Q4_04
Q1_05
Q2_05
Q3_05
Q4_05
Q1_06
Q2_06
Q3_06
Q4_06
Q1_07
Q2_07
Q3_07
Q4_07
Q1_08

Norske Skog

Cost increase 35 per cent



Cost on input factors: + 35 %
140
130
120
110
100
90
80
2002
2003
2004
2005
2006
2007
+Energy
+Wood
+Recycled fibre
+Chemicals
+Distribution (oil)

Indexed - 100 as starting point in 2002

Norske Skog


Future on Paper

Actions

Norske Skog

Measures to improve profitability and the balance sheet

- Reduction in overhead and administration cost
- Running improvement programs
  - Sales optimization
  - General improvements in production, maintenance and procurement
- Closing overcapacity
- Divestments

25 per cent downsizing in four years



11000
10000
9000
8000
7000
6000
5000
4000
3000
2000
1000
0
10 300
9 100
8 300
7 600
2005
2006
2007
2008

Divestments:	275
Closures:	1 100
General downsizing:	1 325
Total downsizing:	**2 700**

Norske Skog

Measures to improve operating rate

- Steti (Czech Republic) was closed end of May 2008
  - Capacity reduction of 130 000 t/y
  - Volumes transferred to Golbey and Parenco
- Follum PM2 (Norway) will be stopped end of June 2008
  - Capacity reduction of 130 000 t/y
  - Most volumes transferred to Skogn and Parenco
- Cheongwon (Korea) will close end 2008
  - Capacity reduction of 190 000 t/y
  - Optimizing Asian production structure
- Fixed cost savings ~NOK 250 mill.; increased contribution of additional NOK 250 mill

Norske Skog

Profitable to shut down capacity

Changes in European mills operating results after shut-downs


300
250
200
150
100
50
0
-50
-100
-150
Steti
Follum
Skogn
Parenco
Golbey
Bruck
MNOK/year

- Moving production to the most profitable units
- Removing fixed costs at shut-down plants
- Reducing costs per tonne for the group
- Total profit improvement for newsprint in Europe of approx. NOK 400 million

Norske Skog

Fighting cost increases



140
130
120
110
100
90
80
Cost on input factors: + 35 %
Total cost: + 12 %
Cost improvements
2002
2003
2004
2005
2006
2007

Indexed - 100 as starting point in 2002

Norske Skog


Future on Paper

A change in mindset

No profit, no production

Norske Skog

Price improvement in North America

Indexed North American newsprint demand, capacity and price development:


150
130
110
90
70
50
30
2002
2003
2004
2005
2006
2007
2008(E)
Demand
Capacity
Price

Norske Skog

Prices must increase world wide


140
130
120
110
100
90
80
Cost on input factors: + 35 %
Cost improve-ments
Total cost: + 12 %
Price improv-ment
Average sales price (NOK): - 2 %
2002
2003
2004
2005
2006
2007

Indexed - 100 as starting point in 2002

Norske Skog


Future on Paper

Deutsche Bank Credit Conference
London, June 12, 2008

Jarle Langfjaran, VP Investor Relations

Norske Skog

82-5226
17.06.2008

Message to Oslo Stock Exchange

NSG – Financial Calender 2009

Norske Skog has the following financial calender for 2009:

Thursday, February 5:	4th quarter 2008 and preliminary figures, full year 2008
Thursday, April 23:	Annual General Meeting
Thursday, May 7:	1st quarter 2009
Thursday, August 6:	2nd quarter 2009
Thursday, November 5:	3rd quarter 2009

Oxenøen, 17 June, 2008

NORSKE SKOG

Investor Relations

82-5226
23.06.2008

Norske Skog

Press release

Oxenøen, 23 June 2008

Norske Skog divests its Korean operations for NOK 4.3 billion

Norske Skog has entered into a definitive agreement to sell Norske Skog Korea Co. Ltd., its Korean Subsidiary for NOK 4.3 billion (USD 830 million) to Morgan Stanley Private Equity Asia and Shinhan Private Equity. The transaction includes the two newsprint mills Jeonju and Cheongwon, and is part of the process to reduce Norske Skog's net debt.

"The sale of the business in Korea will reduce Norske Skog's net debt by approximately 25 per cent. This will give us more financial flexibility, and provide an improved basis for the further work to restructure the group," says CEO Christian Rynning-Tønnesen.

The total enterprise value is KRW 850 billion, approx. NOK 4.3 billion. Transaction consideration consists of NOK 3.2 billion (USD 620 million) in cash as well as assumption of liabilities; out of which USD 130 million is an inter-company loan which will be repaid to Norske Skog from Norske Skog Korea Co Ltd. at closing. The transaction is expected to be finalised late July/early August.

The transaction will not generate a material gain or loss when recognised. The final gain or loss will be booked when the transaction is completed.

The net sales amount will be included in Norske Skog's liquidity reserve, and reduce the company's net debt to NOK 11.9 billion from NOK 15.7 billion as of 31 March 2008. After completion of the transaction, the gearing (net interest-bearing debt/equity) will be reduced to 0.84 from 1.12 as of 31 March 2008.

The production capacity is 825 000 tonnes per year at Jeonju and 190 000 tonnes per year at Cheongwon. The transaction gives a price of USD 820 per tonne production capacity. The Cheongwon mill will continue to operate. The units have about 800 employees in total, including the administration in Seoul.

Norske Skog's sales office in Singapore will continue to handle export sales in Asia on behalf of the divested entity.

The divestiture will have limited operational effect for the remaining business in Norske Skog. Norske Skog will remain a significant producer of newsprint in the Asian market through its mills in China, Thailand and the 34 per cent ownership in Malaysian Newsprint Industries.

ABG Sundal Collier and UBS have acted as financial advisors; and Wiersholm, Mellbye & Bech and Kim & Chang have acted as legal advisors to Norske Skog in connection with the transaction.

Subject to approvals from Korean competition authorities, consent from certain of Norske Skog lenders and other customary closing conditions, the transaction is expected to close in 4-6 weeks from now.

Norske Skogindustrier ASA

Oksenøyveien 80
P.O. Box 329, N-1326 Lysaker
Norway

Norske Skog

The contribution from the business in Korea to the key figures for the group:

(NOK million)	2005 [1]	2006 [2]	2007	Q1 2007	Q1 2008 [3]
Operating revenue	2 240	4 400	3 814	977	845
Gross operating earnings (EBITDA)	388	867	718	245	83
Net profit/loss	55	(166)	144	78	(625)
Total assets	8 004	7 377	6 003	7 045	4 898

1) Norske Skog consolidated 50 per cent of the Korean business through PanAsia until mid November 2005.
2) Net loss includes impairments of NOK 464 mill.
3) Net loss in Q1 2008 includes impairments and provisions of NOK 674 mill.

The business does not have material assets or liabilities which are not in the balance sheet.

Norske Skog Korea Co. Ltd's president is Gjermund Røkke, and the members of the board of directors are Vidar Lerstad, Gjermund Røkke and I.S. Han. There have been made no special agreements with management in connection with the transaction.

Norske Skog acquired the Cheongwon mill in 1998. The following year, Norske Skog established the joint venture PanAsia with two other paper producers, and both Cheongwon and Jeonju became part of PanAsia. From November 2005, the activities in Korea have been fully owned by Norske Skog.

Conference call
Norske Skog will host a conference call at 1300 hrs CET today where CEO Christian Rynning-Tønnesen and senior vice president strategy/acting CFO Rune Gjessing will present the transaction. A presentation for use in the telephone conference as well as participation details will be published on the company's website www.norskeskog.com.

Oxenøen, 23 June 2008

Norske Skog
Corporate affairs

For further information:

Media:
Vice president corporate affairs
Tom Bratlie

Mob: +47 905 21 904

Financial markets:
Vice president investor relations
Jarle Langfjæran

Mob: +47 909 78 434

Mandatory notification of trade

In connection with the annual sale of shares to employees, 147 more shares than originally ordered were allocated to one person. These shares are now returned to Norske Skog at the price of NOK 14, which was the price to employees. Norske Skog's holding of own shares is 294,090 shares after this transaction.

Oxenøen, 02 July, 2008
Norske Skog
Investor Relations

END